Exhibit 99.1

Catalyst Paper completes Term Loan and redeems Floating Rate Senior Secured Notes

RICHMOND, BC, March 20, 2014 /CNW/ - Catalyst Paper (TSX: CYT) announced today that it has completed the C$20 million term loan ("Term Loan") maturing July 31, 2017 it announced earlier in March.  The proceeds of the Term Loan are being used to redeem the remaining US$19.4 million of Catalyst's outstanding Floating Rate Senior Secured Notes due 2016 ("Floating Rate Notes").

The Term Loan was provided by the same lenders who participate in Catalyst's asset based loan facility and is secured by a charge on the assets of Catalyst and its subsidiaries that secures Catalyst's PIK Toggle Senior Secured Notes due 2017 ("2017 Notes"). The charge securing the Term Loan ranks senior to the charge securing the 2017 Notes. The Term Loan provides for principal repayments of C$500,000 each quarter and can be prepaid in whole or in part at any time without premium.

By replacing the Floating Rate Notes with the Term Loan, Catalyst reduced its outstanding secured debt by approximately US$1.4 million and will reduce its annual interest costs by approximately US$1.4 million. The quarterly principal payments to be made by Catalyst under the Term Loan will reduce Catalyst's outstanding secured debt by a total of C$6.0 million during the term of the Term Loan.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement
Certain matters in this news release, including statements with respect to anticipated cost savings and reductions in outstanding secured debt are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

CO: Catalyst Paper Corporation

CNW 14:25e 20-MAR-14